CoolBrands International Inc.
Consolidated Balance Sheets (Revised)
as at February 29, 2004 and August 31, 2003
-------------------------------------------------------------------------------
(in thousands of dollars)

                                                           February 29,              August 31,
                                                                   2004                    2003
                                                             (Unaudited)
                                                                      $                       $
-----------------------------------------------------------------------------------------------
Assets
Current assets:

  Cash and short term investments                                66,698                  30,140
  Receivables                                                    66,404                  60,807
  Receivables - affiliates                                        3,182                   3,185
  Inventories                                                    60,586                  55,604
  Prepaid expenses                                                6,162                   9,722
  Prepaid taxes                                                     411
  Future income taxes (note 6)                                    3,956                   1,930
                                                     ------------------------------------------
Total current assets                                            207,399                 161,388

Future income taxes                                               4,418                   2,977

Property, plant and equipment                                    29,672                  28,349

License agreements                                               11,863                  12,357

Intangible and other assets                                       8,912                   9,084

Goodwill                                                         97,541                  99,695
                                                     ------------------------------------------
                                                                359,805                 313,850
                                                     ==========================================
Liabilities and shareholders' equity
Current liabilities:

  Accounts payable                                               30,074                  27,339
  Payables - affiliates                                             657                     754
  Accrued liabilities                                            33,313                  33,530
  Income taxes payable                                              110                   5,204
  Future income taxes                                             1,842                   3,144
  Revolving loan - secured                                        7,361
  Current maturities of long-term debt                            5,407                   5,683
                                                     ------------------------------------------
Total current liabilities                                        78,764                  75,654

Long-term debt                                                   28,170                  38,671

Other liabilities                                                 3,784                   3,984

Future income taxes                                               4,768                   4,722
                                                     ------------------------------------------
Total liabilities                                               115,486                 123,031
                                                     ------------------------------------------
Minority interest                                                12,317                   2,968
                                                     ------------------------------------------
Shareholders' Equity:


Capital stock                                                   138,684                 122,406

Contributed surplus (note 4 and 6)                               13,413

Cumulative translation adjustment                               (13,594)                 (8,904)

Retained earnings (note 6)                                       93,499                  74,349
                                                     ------------------------------------------
Total shareholders' equity (note 6)                             232,002                 187,851
                                                     ------------------------------------------
                                                                359,805                 313,850
                                                     ==========================================

CoolBrands International Inc.
Consolidated Statements of Earnings (Revised)
-------------------------------------------------------------------------------
(Unaudited)

(in thousands of dollars, except share data)

                                                               For the six months ended            For the three months ended
                                                     February 29,          February 28,         February 29,     February 28,
                                                             2004                  2003                 2004             2003
                                                                $                     $                    $                $
-----------------------------------------------------------------------------------------------------------------------------
Revenues:

Sales                                                     247,107               118,378              124,986           55,316
Franchising and licensing revenues:

  Royalty income                                            1,200                 1,313                  603              617
  Franchise and license fees                                  571                 1,094                  287              748
  Consumer products license fee                               233                   195                  150              195

Drayage and other income                                   27,846                   371               12,481              176
                                                   ---------------------------------------------------------------------------
Total revenues                                            276,957               121,351              138,507           57,052
                                                   ---------------------------------------------------------------------------
Operating expenses:

  Cost of goods sold                                      184,749                71,902               93,037           32,339
  Selling, general and administrative expenses             57,102                35,680               23,717           15,884
  Stock-based compensation expense (note 6)                 2,026                                        484

  Interest expense                                          1,098                 1,078                  521              530
                                                   ---------------------------------------------------------------------------
Total operating expenses                                  244,975               108,660              117,759           48,753
                                                   ---------------------------------------------------------------------------
Minority interest                                             188                                       (100)
                                                   ---------------------------------------------------------------------------
Earnings before income taxes (note 6)                      31,794                12,691               20,848            8,299

Provision for income taxes (note 6)                        12,644                 4,780                8,367            3,111
                                                   ---------------------------------------------------------------------------
Net earnings (note 6)                                      19,150                 7,911               12,481            5,188
                                                   ===========================================================================
Earnings per share:
  Basic                                                      0.35                  0.15                 0.22             0.10
                                                   ===========================================================================
  Diluted                                                    0.34                  0.15                 0.22             0.10
                                                   ===========================================================================
Weighted average shares outstanding:

  Shares used in per share calculation - basic             55,045                51,731               55,677           51,749
  Shares used in per share calculation - diluted           56,198                53,209               56,445           53,107

CoolBrands International Inc.
Consolidated Statements of Cash Flows (Revised)
-------------------------------------------------------------------------------
(in thousands of dollars)

                                                                  For the six months ended        For the three months ended
                                                       February 29,           February 28,    February 29,      February 28,
                                                               2004                   2003            2004              2003
                                                                  $                      $               $                 $
----------------------------------------------------------------------------------------------------------------------------
Cash and short term investments
 provided by (used in) :

Operating activities:

Net earnings                                                 19,150                  7,911          12,481             5,188
Items not affecting cash:
     Depreciation and amortization                            2,931                  2,530           1,471             1,248
     Stock-based compensation expense (note 6)                2,026                                    484
     Future income taxes (note 6)                            (3,114)                   667            (608)            1,843
     Minority interest                                          188                                   (100)
     Contributed surplus                                     11,387                                 11,387
Changes in current assets and liabilities:
     Receivables                                             (5,956)                 6,198          (5,634)           (2,830)
     Receivables - affiliates                                     3                    727             384              (472)
     Allowance for doubtful accounts                            408                   (552)             59              (643)
     Inventories                                             (4,918)                (8,109)         (7,289)           (3,786)
     Prepaid income taxes                                      (406)                                  (406)              215
     Prepaid expenses                                         3,515                 (1,198)            318            (3,846)
     Accounts payable                                         2,700                  2,154          10,423               947
     Payables - affiliates                                      (96)                  (330)             40              (203)
     Accrued liabilities                                       (214)                (1,682)         (6,094)            1,797
     Income taxes payable                                    (5,024)                (6,781)         (1,428)              611
     Other assets                                               152                     37             225                38
     Other liabilities                                         (198)                  (500)            161              (613)
                                                   -------------------------------------------------------------------------
Cash provided by (used in) operating
     activities                                              22,534                  1,072          15,874              (506)
                                                   -------------------------------------------------------------------------
Investing activities:
Increase in notes receivable                                                           (20)                               (1)
Repayment of notes receivable                                    24                    264              21               156
Purchase of intangible assets                                   (49)                                   (49)
Purchase of license agreements                                 (397)                                  (397)
Purchase of leasehold improvements and
     equipment                                               (6,055)                (2,883)         (3,050)           (1,586)
                                                   -------------------------------------------------------------------------
Cash used in investing activities                            (6,477)                (2,639)         (3,475)           (1,431)
                                                   -------------------------------------------------------------------------
Financing activities:
Expenses for special warrants                                                         (144)
Proceeds from issuance of Class A and B shares               16,279                     64             582                36
Capital contributions from (repayment to)
   Partnership's minority partner                             8,909                                 (2,645)
Change in revolving  loan - secured                           3,338                                  4,344
Repayment of long-term debt                                  (5,286)                (4,150)         (1,292)           (2,572)
                                                   -------------------------------------------------------------------------
Cash provided by (used in) financing
     activities                                              23,240                 (4,230)            989            (2,536)
                                                   -------------------------------------------------------------------------
(Decrease) increase in cash flow due to
     changes in foreign exchange rates                       (2,739)                (2,364)          3,842            (2,553)
                                                   -------------------------------------------------------------------------
Increase (decrease) in cash and
     short-term investments                                  36,558                 (8,161)         17,230            (7,026)
Cash and short-term investments -
    beginning of period                                      30,140                 47,086          49,468            45,951
                                                   -------------------------------------------------------------------------
Cash and short-term investments -
        end of period                                        66,698                 38,925          66,698            38,925
                                                   =========================================================================

CoolBrands I nternational Inc.
Consolidated Notes to Interim Financial Statements (Revised)
(Unaudited)
February 29, 2004 and February 28, 2003
-------------------------------------------------------------------------------
(Tabular amounts are expressed in thousands)

1.       Significant accounting policies

         The financial statements of the Company have been prepared by management in accordance with generally accepted accounting principles in Canada for interim financial statements. The financial statements have, in management's opinion, been properly prepared using judgment within reasonable limits of materiality. These interim financial statements do not include all the note disclosures required for annual financial statements and therefore they should be read in conjunction with the company's audited financial statements for the year ended August 31, 2003. The significant accounting policies follow those disclosed in the most recently reported annual financial statements.

2.       Accounting estimates

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results could differ from those estimated.

3.       Segment information

                               Prepackaged      Foodservice          Dairy       Franchising     Corporate      Consoli-
                                consumer                           components       and                          dated
                                products                                         licensing

                                    $                $              $                $               $              $
-------------------------------------------------------------------------------------------------------------------------
   For the six months ended February 29, 2004

   Revenue,
      external                     246,073             9,715         13,543          7,571            55        276,957

   Intersegment
      revenue                       34,976               372          3,407                           96         38,851

   Segment  earnings
      before income taxes           29,242               609          2,173            574          (804)        31,794


   For the six months ended February 28, 2003

   Revenue,
      external                      80,778            11,086         20,298          9,168            21        121,351

   Intersegment
      revenue                           39               453          1,369                           97          1,958

   Segment earnings
      before income taxes           10,219               593          2,183            857        (1,161)        12,691

CoolBrands I nternational Inc.
Consolidated Notes to Interim Financial Statements (Revised)
(Unaudited)
February 29, 2004 and February 28, 2003
-------------------------------------------------------------------------------
(Tabular amounts are expressed in thousands of dollars)

3.       Segment information (cont'd)

                                 Prepackaged       Foodservice         Dairy         Franchising     Corporate      Consoli-
                                   consumer                          components         and                          dated
                                   products                                           licensing

                                       $                $                $                $               $              $
----------------------------------------------------------------------------------------------------------------------------
   For the three months ended February 29, 2004

   Revenue,
      external                      124,268            4,499            6,061          3,650              29       138,507

   Intersegment
      revenue                        15,964              190            1,823                             41        18,018

   Segment  earnings
      before income taxes            19,858              145              930            447            (532)       20,848


   For the three months ended February 28, 2003

   Revenue,
      external                       37,662            5,291            9,462          4,628               9        57,052

   Intersegment
      revenue                            37              221              752                             45         1,055

   Segment earnings
      before income taxes             7,210              204              936            516            (567)        8,299

4.       Contributed surplus

         Contributed surplus represents the reduction in income taxes payable resulting from the exercise of non-qualified stock options by employees of a U.S. subsidiary and the fair value of stock options granted to the Company's Co-CEO and Co-Chairman as discussed in note 6.

5.       Capital stock

         The Company had the following equity securities and stock options outstanding as of April 16, 2004:

                         Class A                 Class B Multiple              Stock Options
                      Subordinate                Voting Shares
                     Voting Shares
                     -------------               ----------------              -------------
                         49,715                        6,031                        3,933
                     =============               ================              =============

CoolBrands International Inc.
Consolidated Notes to Interim Financial Statements (Revised)
(Unaudited)
February 29, 2004 and February 28, 2003
-------------------------------------------------------------------------------
(Tabular amounts are expressed in thousands of dollars)


6.       Revised financial statements

         The Company has revised the financial statements to reflect stock-based compensation expense. CoolBrands' Co-CEO and Co-Chairman, who does not receive cash compensation directly from the Company, received stock option grants during the second quarter of fiscal 2004 for his service to the Company. The Company had believed that, for accounting purposes, these stock option grants could be characterized either as option grants to an employee or as option grants to a consultant, although the Company had believed that accounting for them as grants to an employee was the more appropriate accounting treatment. Under Generally Accepted Accounting Principles for that period, an option grant to an employee did not carry an immediate charge to earnings, while an option grant to a consultant carried an immediate charge against earnings.

         Subsequently however the Company, in consultation with its independent auditors, has determined that it is appropriate to follow CICA 3870 Stock-Based Compensation and Other Stock-Based Payments and FASB Interpretation Number 44, Accounting for Certain Transactions Involving Stock Compensation, and APB Opinion Number 25, and for purposes of accounting for grants of stock options, to treat the Company's Co-CEO and Co-Chairman as a consultant.

         As a result the Company has recorded a non-cash pre tax compensation expense for the three and six months ended February 29, 2004 of $484,000 and $2,026,000, respectively. Such expense reduced net earnings by for the three and six months ended February 29, 2004 by $290,000 ($0.01 per share basic and diluted) and $1,212,000 ($0.02 per share basic and diluted), respectively.